[LETTERHEAD OF WILSON SONSINI GOODRICH & ROSATI

PROFESSIONAL CORPORATION]

FOIA Confidential Treatment Request

Confidential Treatment Requested Under

17 C.F.R. Sections 200.80(b)(4) and 200.83

By Sun Microsystems, Inc.

File No. 000-15086

August 25, 2005

Securities and Exchange Commission

100 F St., N.E.

Washington, DC 20549

Attn: Cecilia D. Blye and Jack Guggenheim

Re:    Letter to Sun Microsystems, Inc. dated March 15, 2005

To the Staff:

We are legal counsel to Sun Microsystems, Inc. (the “Company”) and write in response to your letter (the “Letter”) dated March 15, 2005 to the Company concerning review of the Company’s Form 10-K for the fiscal year ended June 30, 2004.

We are requesting confidential treatment for portions of this letter (the “Confidential Portions”), including in connection with the Freedom of Information Act, and have filed a separate letter in connection with that request pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. §200.83 (the “Rule”). In accordance with the Rule, the Confidential Portions are being submitted to you separately. For your convenience, enclosed please find a copy of this letter as filed electronically via EDGAR.

In response to the questions posed in the Letter, we advise the Staff as follows:

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Please call the undersigned at (650) 849-3421 if you should have any further comments or questions concerning this matter.

Very truly yours,

/s/ TODD CLEARY
Todd Cleary

[* * *]	Designates one (1) paragraph of information redacted pursuant to a confidential treatment request by Sun Microsystems, Inc. Redacted information has been submitted separately to the Securities and Exchange Commission.